Exhibit 99.2

Further to Imperial Tobacco Group PLC’s results announcement on 8 November 2004, the company is pleased to confirm that, subject to shareholder approval,  the final dividend will be paid on 18 February 2005 to shareholders on the register at the close of business on 21 January 2005.